Community First, Inc.

501 South James M. Campbell Blvd.

Columbia, TN 38401

July 31, 2012

Via EDGAR

John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Community First, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 15, 2012
File No. 000-49966

Dear Mr. Nolan:

I am in receipt of the letter (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 20, 2012, concerning the following filings of Community First, Inc. (the “Company”): (i) the Company’s Form 10-K for Fiscal Year Ended December 31, 2011, filed March 30, 2012, and (ii) the Company’s Form 10-Q for the Quarterly Period Ended March 31, 2012, filed May 15, 2012, in each case under the Securities and Exchange Act of 1934, as amended.

Per Mr. Benjamin Phippen’s telephone conversation on July 30, 2012 with the Company’s outside counsel, D. Scott Holley of Bass, Berry & Sims PLC, I am writing to confirm that the Company expects to file its response to the Comment Letter not later than August 14, 2012. Should you have any questions regarding this matter, please do not hesitate to contact me, at (931) 490-6389, or Mr. Holley at (615) 742-7721.

Sincerely,

/s/ Jon Thompson
Jon Thompson
Interim Chief Financial Officer